
February 1, 2024

Bryan DeBoer
Chief Executive Officer
Lithia Motors Inc.
150 N. Bartlett Street
Medford, Oregon 97501

> **Re: Lithia Motors Inc**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 8, 2023**
> **File No. 001-14733**

Dear Bryan DeBoer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program